June 21, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela Long, Assistant Director

RE:
Wrap Technologies, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 17, 2017

File No. 333-217340

Dear Ms. Long:

This letter is submitted on behalf of Wrap Technologies, Inc. (the “Company”) in response to comments of the staff of the Office of Manufacturing and Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Company's Registration Statement on Form S-1 (the “Registration Statement”), first filed on April 17, 2017, as set forth in your letter, dated June 14, 2017 (the “Comment Letter”) addressed to James A. Barnes, President and Chief Financial Officer of the Company. Contemporaneously herewith, the Company is filing pre-effective amendment No. 2 to the Registration Statement (the “Amendment”) in response to the Staff’s comments raised in the Comment Letter.

For reference purposes, the Staff’s numbered comments have been reproduced in bold herein, with responses immediately following such comment. The responses provided herein are based upon information provided to Disclosure Law Group by the Company.

General

1.
Please disclose the number of common shares you are registering in the initial public offering.

Response

We are registering 2,666,666 shares of common stock in the initial public offering, for $1.50 per share. Disclosure has been added to the Amendment in response to the Staff’s comment.

2.
We note your response to comment two in our letter dated May 12, 2017. Please revise the registration statement to comply with Rule 419 or state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

Response

The disclosure requested by the Staff in the comment above now appears on the prospectus cover page of the Amendment.

Prospectus Cover Page

3.
We note that you have disclosed an offering price range. We presume that you are omitting the final price of the offering pursuant to Rule 430A of the Securities Act and that you file this information in a form of prospectus filed with the Commission pursuant to Rule 424(b). Please clarify how you will proceed in this regard.

Response

We have added the final price of $1.50 per share in the Amendment, in response to the Staff’s comment.

Business, page 23

MegaWest Merger, page 24

4.
Please disclose the nature of Petro River Oil Corp.’s business in this section. We note the disclosure on page 6 of the Alternate Prospectus.

Response

The disclosure requested by the Staff in the comment above is included in the Business section, beginning on page 23 of the Amendment.

Related Party License and Royalties, page 28

5.
We note your response to comment 17 in our letter dated May 12, 2017. Please revise your disclosure to include the statement from your response letter that Syzygy Licensing, L.L.C. has no ongoing operations such as manufacturing.

Response

The disclosure requested by the Staff in the comment above is included in the Business section of the Amendment, under the heading “Related Party License and Royalties” on page 28.

Alternate Prospectus

Alternate Pages; The Offering, page 4

6.
We note your response to comment ten in our letter dated May 12, 2017 Please revise your disclosure to state that Petro River is, rather may be deemed, an underwriter.

Response

The disclosure requested by the Staff in the comment above is included in the Alternate Pages to the Amendment, in the section titled “The Distribution,” under the heading “Shares to be Distributed by Petro River,” beginning on page Alternate Prospectus - 7.

7.
We note your response to comment 11 in our letter dated May 12, 2017. In addition to the alternate prospectus registering all of the shares of common stock of the registrant owned by Petro River that are being distributed to the Petro River shareholders, the alternate prospectus must also (1) register the resale of shares by Petro River Oil Corp.’s shareholders, which should be at a fixed price, (2) all of the Petro River Oil Corp.’s shareholders who receive shares in the distribution must be identified, and Item 507 of Regulation S-K disclosure must be provided and (3) such shareholders must be named as underwriters. In this regard, we refer you to Securities Act Rules Compliance Disclosure & Interpretations 612.15 which can be found on our website at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response

The Company has reviewed the Staff’s comment, and requests reconsideration of the Staff’s position, for the following reasons, as discussed with the Staff on June 15, 2017.

Petro River’s Shareholders Shouldn’t be Considered Underwriters.

The Company is registering the distribution of shares previously issued by the Company to Petro River Oil Corp (“Petro River”), and, as set forth above, Petro River has agreed to be named as an underwriter. In this regard, Petro River does not disagree that it falls within the definition of an underwriter under Section 2(a)(11) of the Securities Act of 1933, as amended (“Securities Act”), since it arguably received the shares from the Company with a view to distribution to Petro River’s shareholders. As a result, the transaction involving the distribution of shares by Petro River to its shareholders, upon declaration of effectiveness of the registration statement, will be registered under the Securities Act, and Petro River will be named as the underwriter since it arguably received the shares with a view towards their distribution, with attendant liability under Section 11 of the Securities Act.

Since the registration statement intends to register the distribution of the shares to Petro River’s shareholders, and Petro River is named as an underwriter, the analysis then turns to the transaction involving the offer and sale of shares received by Petro River’s shareholders as a dividend, whether such transaction requires registration, or whether an exemption therefrom is available. If an exemption is available, then naming such shareholders as an underwriter in the registration statement, as suggested by the Staff, would not be required.

The Company believes that Petro River’s shareholders should not be required to register the offer and sale of shares received from Petro River in a registered transaction, or otherwise be named as an underwriter, since an exemption from registration is available for the subsequent offer and sale of their shares in reliance of Section 4(a)(1) of the Securities Act, which exempts a transaction by a person other than an issuer, underwriter, or dealer. In this regard, Petro River’s shareholders are not taking the securities from the Company with a view to the distribution of such shares, or even from an affiliate of the Company. Such shareholders are receiving the shares as a dividend, and would rely on the exemption for resales typically relied upon by shareholders receiving shares in a registered transaction – Section 4(a)(1). As a result, Petro River’s shareholders should be able to avail themselves of the “ordinary trading” exemption typically available to shareholders receiving registered shares, rather than being required to separately register such transaction and be named as an underwriter – a requirement that does not apply in ordinary broker transactions not involving an underwriter. To hold otherwise would require a conclusion that Petro River’s shareholders are receiving the shares from the Company, rather than from the underwriter in a registered transaction, with a view to their distribution in an unregistered transaction, and that is simply not the case.

The CDI Cited by the Staff Should be Distinguished.

The Staff cites Securities Act Compliance Disclosure & Interpretation 612.15 (the “Interpretation”) in support of its position that Petro River’s shareholders should be named as underwriters and selling stockholders in the registration statement. The Interpretation relies on a few facts that justify the Staff’s position in such Interpretation, which facts can be distinguished from those in the instant case, as follows:

1. In contrast to the parent company identified in the Interpretation, Petro River has active operations, rather than “minimal operations”;
2. Petro River did not create the Company, with “no significant operations” with the objective of spinning it off to its shareholders. To the contrary, the Company is a company independent of Petro River, and has a fully developed product and business plan;
3. Petro River was not involved in the formation of the Company, nor was it involved in its development;
4. In the transaction that is the subject of the Interpretation, such transaction involved a merger of the spun-off subsidiary after the creation of the subsidiary, and spin-off. In the instant case, the merger of the Company with and into Petro River’s subsidiary occurred before the spin-off;
5. In contrast to the parent company in the case of the Interpretation, Petro River is not distributing 95% of the outstanding shares of the Company, but rather only 2%; and
6. After the spin-off and merger, insiders (or affiliates) of Petro River are not contemplating selling shares of the Company that they receive in the spin-off, in contrast to the insiders of the parent company in the case of the Interpretation, which justifies requiring such insiders (affiliates) to be named as underwriters, as the Staff concluded in such Interpretation.

As a result of the above analysis, the Company respectfully believes that the Staff’s reliance on the Interpretation is misplaced, as the facts in the instant case can be clearly distinguished. Further, the facts in the instant case clearly support the fact that Petro River’s shareholders are receiving the shares in a registered transaction, and therefore should be entitled to rely on Section 4(a)(1) to exempt any further offers and sales by such shareholders in ordinary brokers transactions, without the requirement under the Securities Act to separately register such transactions and be named as an underwriter in any applicable registration statement.

Undertakings

8.
Please disclose the undertakings required by Item 512(i) of Regulation S-K.

Response

The undertaking required by Item 512(i) of Regulation S-K is included with the Company’s undertakings appearing under Item 17 of the Amendment, beginning on page II-3.

* * *

If you have any questions or would like to discuss our response, please contact the undersigned at (619) 795-7050.

Very truly yours,

/s/ Daniel W. Rumsey
Daniel W. Rumsey
Managing Partner
Disclosure Law Group, a Professional Corporation

cc: James A. Barnes
President and Chief Financial Officer
Wrap Technologies, Inc.